SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD BETWEEN NOVEMBER 4, 2004 AND DECEMBER 9, 2004

CHINADOTCOM CORPORATION

(Exact name of Registrant as specified in its Charter)

34/F, Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

EXHIBITS

Exhibit	Description
1.1	Press Release dated November 9, 2004 Pivotal Showcases Healthcare Insurance Products at the Gartner Healthcare IT Summit
1.2	Press Release dated November 9, 2004 Poultry Processor Amick Farms Adds ERP Solution from Ross Systems to its Recipe for Operational and Regulatory Success
1.3	Press Release dated November 16, 2004 Ross Systems Study Finds Most Small and Mid-Sized Manufacturers View ERP as a Strategic and Critical Investment
1.4	Press Release dated November 24, 2004 Pivotal Web Event Features Leading Industry Analyst
1.5	Press Release dated December 1, 2004 Attendees Award Pivotal ‘Best of Show’ at the Gartner Healthcare IT Summit
1.6	Press Release dated December 7, 2004 Ross Systems Delivers Global Data Synchronization Solution to Enable Retailer-Driven Business Integration
EX-1.1 PRESS RELEASE DATED NOV 9,2004
EX-1.2 PRESS RELEASE DATED NOV 9,2004
EX-1.3 PRESS RELEASE DATED NOV 16,2004
EX-1.4 PRESS RELEASE DATED NOV 24,2004
EX-1.5 PRESS RELEASE DATED DEC 1,2004
EX-1.6 PRESS RELEASE DATED DEC 7,2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2004

CHINADOTCOM CORPORATION
By:	/s/ Keith Oliver
Keith Oliver
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
1.1	Press Release dated November 9, 2004 Pivotal Showcases Healthcare Insurance Products at the Gartner Healthcare IT Summit
1.2	Press Release dated November 9, 2004 Poultry Processor Amick Farms Adds ERP Solution from Ross Systems to its Recipe for Operational and Regulatory Success
1.3	Press Release dated November 16, 2004 Ross Systems Study Finds Most Small and Mid-Sized Manufacturers View ERP as a Strategic and Critical Investment
1.4	Press Release dated November 24, 2004 Pivotal Web Event Features Leading Industry Analyst
1.5	Press Release dated December 1, 2004 Attendees Award Pivotal ‘Best of Show’ at the Gartner Healthcare IT Summit
1.6	Press Release dated December 7, 2004 Ross Systems Delivers Global Data Synchronization Solution to Enable Retailer-Driven Business Integration